EXHIBIT 99.1

SIGNIFICANT SUBSIDIARIES

Financial Statements

Tejon Dermody Industrial, LLC

December 31, 2005

with Report of Independent Auditors

TEJON DERMODY INDUSTRIAL, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2005

TABLE OF CONTENTS

Report of Independent Auditors	88

Balance Sheets
December 31, 2005 and 2004	89
Statements of Operations
Years Ended December 31, 2005, 2004, and 2003	90
Statements of Members’ Equity (Deficit)
Years Ended December 31, 2005, 2004 and 2003	91
Statements of Cash Flows
Years Ended December 31, 2005, 2004 and 2003	92

Notes to Financial Statements	93

Report of Independent Auditors

To the Members of

Tejon Dermody Industrial, LLC

We have audited the accompanying balance sheets of Tejon Dermody Industrial, LLC (the Company) as of December 31, 2005 and 2004, and the related statements of operations, members’ equity (deficit) and cash flows for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Tejon Dermody Industrial, LLC at December 31, 2005 and 2004, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2005, in conformity with accounting principles generally accepted in the United States.

/s/ Ernst & Young LLP

Los Angeles, California

March 7, 2006

Tejon Dermody Industrial, LLC

Balance Sheets

	December 31
	2005	2004
Assets
Cash	$133,844	$122,627
Prepaid expenses	1,963	51,539
Property, building and improvements, net	12,426,421	13,149,955
Other assets, net	577,191	86,683

Total assets	$13,139,419	$13,410,804

Liabilities and members’ deficit
Liabilities:
Accounts payable and accrued expenses	$121,898	$157,895
Notes payable to members	2,550,000	1,800,000
Notes payable - construction loan	12,020,895	12,020,895

Total liabilities	14,692,793	13,978,790

Members’ deficit	(1,553,374)	(567,986)

Total liabilities and members’ deficit	$13,139,419	$13,410,804

See accompanying notes.

Tejon Dermody Industrial, LLC

Statements of Operations

	Year ended December 31
	2005	2004	2003
Revenues
Rental and other operating income	$1,135,389	$184,435	$771,281
Interest income	—	—	543
Other income	65,450	7,500	1,457

Total revenues	1,200,839	191,935	773,281

Expenses
Operating expenses	653,067	617,640	611,672
Interest expense	803,524	502,959	477,401
Depreciation expense	409,417	406,470	405,974
Amortization expense	62,485	30,136	771,275
Other expenses	257,734	14,332	429,437

Total expenses	2,186,227	1,571,537	2,695,759

Net loss	$(985,388)	$(1,379,602)	$(1,922,478)

See	accompanying notes.

Tejon Dermody Industrial, LLC

Statements of Members’ Equity (Deficit)

	Tejon Industrial Corporation	Dermody Properties	Total
Balance at December 31, 2002	$1,370,105	$1,370,105	$2,740,210
Net loss	(961,239)	(961,239)	(1,922,478)

Distributions to members	(3,058)	(3,058)	(6,116)

Balance at December 31, 2003	405,808	405,808	811,616

Net loss	(689,801)	(689,801)	(1,379,602)

Balance at December 31, 2004	(283,993)	(283,993)	(567,986)
Net loss	(492,694)	(492,694)	(985,388)

Balance at December 31, 2005	$(776,687)	$(776,687)	$(1,553,374)

Tejon Dermody Industrial, LLC

Statements of Cash Flows

	Year ended December 31
	2005	2004	2003
Operating activities
Net loss	$(985,388)	$(1,379,602)	$(1,922,478)
Adjustments to reconcile net loss to net cash used in operating activities
Depreciation and amortization	471,902	436,606	1,177,249
Abandoned project	234,676	—	—
Allowance for doubtful accounts	—	—	37,178
Changes in operating assets and liabilities:
Accounts receivable	—	—	379,635
Prepaid expenses and other assets	(503,417)	(118,610)	3,629
Accounts payable and accrued expenses	(35,997)	80,257	(39,653)

Net cash used in operating activities	(818,224)	(981,349)	(364,440)

Investing activities
Property, building and improvements expenditures, net of reimbursements	79,441	(238)	(41,979)

Net cash provided by (used in) investing activities	79,441	(238)	(41,979)

Financing activities
Proceeds from notes payable - construction loan	—	—	266,372
Proceeds from notes payable to members	750,000	1,100,000	—
Distributions to members	—	—	(6,116)

Net cash provided by financing activities	750,000	1,100,000	260,256

Net increase (decrease) in cash	11,217	118,413	(146,163)
Cash at beginning of the year	122,627	4,214	150,377

Cash at end of the year	$133,844	$122,627	$4,214

Supplemental Cash Flow Information
Interest paid	$954,210	$418,634	$477,401

TEJON DERMODY INDUSTRIAL, LLC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2005

1. Organization and Business

Tejon Dermody Industrial, LLC (the “Company”), a Delaware limited liability company, was established on January 19, 2001 with Dermody Properties, a Nevada corporation and Tejon Industrial Corporation, a California corporation, as members. Each member has a 50% share of ownership and profits or losses. The Company was formed for the purpose of acquiring, developing, leasing and operating real properties. During 2001, the Company completed the construction of a 651,000 square foot industrial building located in the Tejon Industrial Complex. The Company’s operations are dependent on the financial and operational support of its members.

2. Summary of Significant Accounting Policies

Accounting estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amount of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses. Actual results could vary from those estimates and such differences may be material to the financial statements.

Property, Building and Improvements

Property, building and improvements are stated at the lower of cost less accumulated depreciation or estimated fair value, as appropriate. The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the carrying amount of the asset exceeds its estimated fair value, the Company recognizes an impairment loss equal to the difference between its carrying amount and its estimated fair value. After an impairment is recognized, the reduced carrying amount of the asset is accounted for as its new cost. For depreciable assets, the new cost is depreciated over the asset’s remaining useful life. Generally, fair value is estimated using discounted cash flows, direct capitalization or market comparison analyses. The process of evaluating for impairment requires estimates as to future events and conditions, which are subject to varying market and economic factors. Therefore, it is reasonably possible that a change in estimate resulting from judgments as to future events could occur which would have affected the recorded amount of an asset. As of December 31, 2005 and 2004, the assets’ carrying values did not exceed their estimated fair values based on impairment analyses performed as of these dates.

Maintenance and repair costs are charged to operating expenses as incurred, while significant improvements, replacements and major renovations are capitalized.

Depreciation is computed using the straight-line method. Buildings and improvements are depreciated using lives of 30 years while tenant improvements are depreciated over the lesser of 15 years or the life of the related lease. Depreciation expense totaled $409,417, $406,470, and $405,974, during the years ended December 31, 2005, 2004 and 2003, respectively.

Deferred Charges

Costs associated with leasing of buildings are capitalized to other assets and amortized using the straight-line method over the term of the related lease. These deferred charges are fully expensed in any period in which a tenant defaults on a lease. At December 31, 2005 other assets included unamortized lease commissions of $314,116 and unamortized lease acquisition fees of $16,050. There were no unamortized lease costs at December 31, 2004.

Loan fees are capitalized and amortized over the term of the loan. At December 31, 2005 and December 31, 2004 unamortized loan fees totaling $10,045 and $50,226 were included in other assets.

Revenue Recognition

Rental revenue is recognized on a straight-line basis based on the terms of the underlying lease agreements. Rental revenue is not accrued when a tenant vacates the premises and ceases to make rent payments or files for bankruptcy.

During 2005, rental revenues were from three tenants, two of which have long term leases and one of which is a temporary month to month lease. One of these tenants accounted for 66% of 2005 revenues. During 2004, rental revenues were associated with two temporary month to month leases, and during 2003 one tenant accounted for the entire amount of the Company’s revenues.

Income Taxes

No provision has been made in the accompanying financial statements for federal or state income taxes because the Company is treated as a partnership for tax purposes and the results of operations are included in the tax returns of its members.

3. Notes Payable – Construction Loan

At December 31, 2005 and 2004, the Company had $12,020,895 outstanding under a construction loan agreement with Bank of America. The loan is collateralized by real estate assets owned by the Company. The loan bears interest at a variable rate based on the LIBOR rate (6.17% and 4.21% at December 31, 2005 and December 31, 2004 respectively). The loan is currently being refinanced, and the original due date of January 31, 2006 has been extended to July 31, 2006 while the terms of the refinancing are being finalized. The new terms are anticipated to be at least as favorable as the terms under the prior loan agreement. The current loan is being guaranteed by the Company’s members.

The Company did not capitalize any interest costs in 2005, 2004 or 2003.

4. Notes Payable to Members

At December 31, 2005 and 2004, the Company had outstanding $2,550,000 and $1,800,000 respectively in notes payable to members. The notes are not collateralized, include interest at the rate of prime plus 2% (9.25% at December 31, 2005 and 7% at December 31, 2004) and are payable on demand. Interest expense on these notes totaled $173,957 and $84,325 for the years ended December 31, 2005 and 2004 respectively. As of December 31, 2005 there was no interest outstanding on these notes, and as of December 31, 2004 there was $150,686 which is included in accounts payable and accrued expenses.

5. Property, Building and Improvements, Net

Property, building and improvements, net, consisted of the following at December 31:

	2005	2004
Land	$1,478,862	$1,478,862
Building	11,975,742	11,975,742
Building and tenant improvements	562,871	109,172
Work in progress	—	767,815

	14,017,475	14,331,591
Less accumulated depreciation	(1,591,054)	(1,181,636)

Property, building and improvements, net	$12,426,421	$13,149,955

During 2005, the company determined that $234,676 of construction drawings that had been prepared in anticipation of constructing a future building would never be used, and as a result the value of the drawings was expensed in full. Additionally, $594,776 of land improvements that were paid for by the Company, were reimbursed by one of the members during 2005. The value of the drawings and the improvements were both included in property, building and improvements in 2004.

6. Operating Leases

The Company executed leases during 2005 for its 650,000 square foot building to three tenants for periods ranging from month to month agreements up to five year terms. The cost of the land and the building that are leased under these agreements are $14,017,475 and the related accumulated depreciation at December 31, 2005 and 2004 are $1,591,054 and $1,181,636 respectively. Minimum future rentals under the current lease agreements are $1,412,357 for 2006, $1,568,353 for 2007, $1,453,200 for 2008, $703,126 for 2009 and $468,751 for 2010.

In March 2002, the Company entered into an operating lease with Daisytek International Corp which filed for protection under Chapter 11 of the bankruptcy laws in May 2003. Daisytek defaulted on the lease agreement and all deferred charges relating to that lease were expensed during 2003.

7. Related Party Transactions

Included in accounts payable and accrued expenses at December 31, 2005 and 2004 are $20,631 and $1,677, respectively, of advances received from members for operating expenses.

8. Contingencies

The Company is subject to various claims and litigation in the ordinary course of business. As of December 31, 2005 and 2004, no accruals for estimated losses on such matters were considered to be necessary.